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EMAIL:  SWOLOSKY@OLSHANLAW.COM
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August 5, 2016

VIA EDGAR AND ELECTRONIC MAIL

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Stewart Information Services Corporation

Preliminary Proxy Statement filed on Schedule 14A filed by Foundation Asset Management, LP, Foundation Offshore Master Fund, LTD, Foundation Asset Management GP II, LLC, David Charney, Sky Wilber, Ernest D. Smith and Roslyn B. Payne (the “Solicitation Statement”)

Filed July 28, 2016
File No. 001-02658

Dear Mr. Panos:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated August 4, 2016 (the “Staff Letter”) with regard to the above-referenced matter.  We have reviewed the Staff Letter with our client, Foundation Asset Management, LP and the other participants in its solicitation (collectively, “Foundation”), and provide the following responses on Foundation’s behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the Solicitation Statement.

General

1.
Please note that the participants must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us with or disclose the factual foundation for the following assertions and statements included in the preliminary proxy statement. In this regard, note that compliance with Rule 14a-9 requires the factual foundation for such assertions to be reasonable.

•	the implied suggestion that Stewart’s board is not considering the “opportunities [that] exist to create significant value for stockholders,”

Foundation acknowledges the Staff’s comment and respectfully disagrees with the Staff’s view that Foundation suggested that the Board is not considering opportunities that exist to create significant value for stockholders. In its statement, Foundation stated its belief that Stewart “is substantially undervalued and opportunities exist to create significant value for stockholders.” Foundation respectfully believes that no implications were made with respect to what the Board is or is not considering; rather, Foundation was simply stating its belief that there are opportunities available to Stewart to create significant value for stockholders. As noted in the Solicitation Statement, Foundation believes tremendous value creation is available through Board action to simultaneously explore a sale of the Company and evaluate external CEO candidates; however, the Board has failed to take such action to date.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

August 5, 2016

•	the suggestion that currently the company is not “run with the best interests of [y]our fellow public stockholders in mind,”

Foundation acknowledges the Staff’s comment and respectfully believes that a factual foundation exists for its belief that “action must be taken to ensure that the Company is run with the best interests of our fellow public stockholders in mind” and that such belief is reasonable.

Specifically, in the Solicitation Statement, Foundation has explained that the two directors it is seeking to remove, Malcolm S. Morris and Stewart Morris, Jr., currently serve as Vice Chairmen of the Board and previously served as Co-Chief Executive Officers of the Company from 2000 to November 2011, are first cousins and Malcolm S. Morris is the father of current Chief Executive Officer Matthew W. Morris. Foundation is concerned that due to their familial relationships, Malcolm S. Morris and Stewart Morris, Jr. are at risk of placing the interests of CEO Matthew W. Morris and other members of the Morris family above those of the Company’s public stockholders. For instance, public filings indicate that from 2001 to 2014, members of the Morris family received payments in excess of $45 million while the Company’s public stockholders actually funded the Company with $12 million of net inflows (even after taking into account the payment of dividends and stock repurchases). In addition, during Malcolm S. Morris and Stewart Morris, Jr.’s tenures as Co-CEOs, Stewart stockholders experienced total shareholder returns of -14% while FNF and FAF stockholders experienced returns of 524% and 144%, respectively.1 Concurrent with these results, the Morris family collected the aforementioned $45 million in the form of direct compensation, fees to affiliated companies and family-owned horse expenses.

Based on the foregoing, despite stockholders experiencing negative returns over Malcolm S. Morris and Stewart Morris, Jr.’s tenures as Co-CEOs, the members of the Morris family continued to reap substantial benefits. As such, it is apparent to Foundation that conflicts of interest in the boardroom may jeopardize the Board’s ability to act in the best interests of public stockholders.

•
the implied suggestion that because shareholders’ interests currently are not adequately represented, you are presenting “a slate of experienced, diverse, and independent director candidates who will better serve Stewart and better protect the rights and best interest[s] of all stockholders,”

____________________
1 Note: Co-CEOs from January 31, 2000 to November 3, 2011. Total returns calculated beginning with the average Q4 1999 price of each company as disclosed in their respective Forms 10-K for the year ended December 31, 1999 and ending with the closing price of each company on November 3, 2011. The average Q4 1999 price was used as the starting point for each company because daily market prices are no longer available for the former legal entities of FNF and FAF, which were terminated following their spin-offs of Fidelity National Information Services, Inc. (NYSE:FIS) and CoreLogic, Inc. (NYSE:CLGX), respectively.  All stock prices have been adjusted for spin-offs, stock splits and stock dividends.

August 5, 2016

Foundation acknowledges the Staff’s comment and respectfully believes that a factual foundation exists for its belief that its slate of “experienced, diverse, and independent director candidates…will better serve Stewart and better protect the rights and best interests of all stockholders” and that such belief is reasonable.

On a supplemental basis, Foundation notes that of Stewart’s nine-member Board, six of the directors have been handpicked by members of the Morris family (including Vice Chairmen and former Co-CEOs Malcolm S. Morris and Stewart Morris, Jr.). Foundation is concerned that these six directors (those other than Arnaud Ajdler, Glenn C. Christenson and James Chadwick, each of whom was appointed pursuant to settlement agreements between Stewart and certain independent stockholders) may be beholden to the Morris family and place the interests of the Morris family ahead of those of the Company’s public stockholders. As explained in the response to the preceding bullet point, despite stockholders suffering from negative returns, under the leadership of the incumbent Board, Malcolm S. Morris and Stewart Morris, Jr. were permitted to continue to serve as Co-CEOs for nearly a dozen years (and members of the Morris family received payments in excess of $45 million from 2001 to 2014). Foundation questions whether a truly independent and objective Board would have permitted the Morris’s to continue to serve as Co-CEOs (or approve of the outlay of capital to the Morris family) given the destruction of stockholder value that occurred under their leadership, especially considering the staggering returns Stewart’s competitors achieved during the same time period. Given that two-thirds of the incumbent Board was handpicked by the Morris family, Foundation is reasonably concerned that decisions may be made that benefit the Morris family to the detriment of stockholders until new, independent stockholder representatives are added to the Board and directors selected by the Morris family no longer comprise a majority of the Board.

Provided the special meeting is called, Foundation intends to nominate two highly-qualified, independent candidates with directly relevant experience who, if elected, will prioritize public stockholders’ best interests. If Foundation is successful in removing Malcolm S. Morris and Stewart Morris, Jr. and electing Ernest D. Smith and Roslyn B. Payne at the special meeting, the Board will consist of a majority of directors who were not selected by the Morris family, at which point Foundation will have confidence in the Board’s ability to protect the rights and best interests of stockholders.

2.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in soliciting materials, or provided to the staff on a supplemental basis. Please provide supplemental support for your statement that “Foundation’s research and communications with industry experts indicate that there are no structural or scale issues preventing Stewart from generating peer-like margins.”

Foundation acknowledges the Staff’s comment and offers the Staff the following on a supplemental basis in support of its statement that “Foundation’s research and communications with industry experts indicate that there are no structural or scale issues preventing Stewart from generating peer-like margins.”

As shown in the table below, based on Stewart’s size and revenue mix as compared to its peers of publicly traded title insurers, there does not appear to be any structural or scale issues that would prevent Stewart from generating peer-like margins. Moreover, Foundation has conducted over 100 field calls with current and former senior executives of the five largest North American title companies as well as other industry experts, and during such calls, such senior executives and industry experts confirmed Foundation’s belief that there are no structural or scale issues preventing Stewart from generating peer-like margins.

August 5, 2016

Source: Annual and Quarterly Reports of Stewart, FNF, FAF and ORI.

Notwithstanding the foregoing, Foundation has revised its statement to further qualify it clearly as one of belief. Please see page 2 of the Solicitation Statement.

The Special Meeting

3.
Please qualify the intended future use of discretionary authority [b]y making explicit reference to Rule 14a-4(c)(3) or the standards therein. The right of the participants to use discretionary to vote upon all other proposals that may be properly introduced at the special meeting is not absolute.

Foundation acknowledges the Staff’s comment and has revised the Solicitation Statement accordingly. Please see page 8 of the Solicitation Statement.

*     *     *     *     *

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

August 5, 2016

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.  Thank you for your assistance.

Sincerely,

/s/ Steve Wolosky

Steve Wolosky

cc:	Ben Bresnahan, Foundation Asset Management, LP
Aneliya Crawford, Olshan Frome Wolosky LLP

August 5, 2016

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the preliminary consent statement on Schedule 14A filed by the undersigned on July 28, 2016 (the “Filing”), each of the undersigned acknowledges the following:

•	Each of the undersigned is responsible for the adequacy and accuracy of the disclosure in the Filing.

•	The Staff’s comments or changes to disclosure in response to Staff comments in the Filing do not foreclose the Commission from taking any action with respect to the Filing.

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[SIGNATURES ON FOLLOWING PAGE]

August 5, 2016

Foundation Offshore Master Fund, Ltd.

By:	/s/ Sky Wilber
	Name:	Sky Wilber
	Title:	Director

Foundation Asset Management, LP

By:	/s/ Sky Wilber
	Name:	Sky Wilber
	Title:	Managing Member

Foundation Asset Management GP II, LLC

By:	/s/ Sky Wilber
	Name:	Sky Wilber
	Title:	Managing Member

/s/ David Charney
DAVID CHARNEY

/s/ Sky Wilber
SKY WILBER Individually and as attorney-in-fact for Ernest D. Smith and Roslyn B. Payne